UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME

(Name of Subject Company (issuer))

QUILMES INDUSTRIAL S.A.
(Translation of Issuer’s Name into English)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME

(Name of Filings Persons (identifying status as offeror, issuer or other person))

Registered Office: 84, Grand Rue L-1660 Luxembourg
Registered Number: RCS Luxembourg B 32501

Class B Common Shares, without par value
American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number)

Miguel Gomez Eiriz
Chief Financial Officer
84, Grand Rue L-1660 Luxembourg,
Grand-Duchy of Luxembourg.
(352) 47 38 85

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

________________

WITH COPIES TO:
Diane G. Kerr
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10023
(212) 450 4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

This statement is filed in connection with (check the appropriate box):

a)	[ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b)	[ ] The filing of a registration statement under the Securities Act of 1933.

c)	[X] A tender offer.

d)	[ ] None of the above

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies:  [  ]

Check the following box if the filing fee is a final amendment reporting the results of the transaction:  [  ]

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$385,596,349.00	n/a
* Set forth the amount on which the filing fee is calculated and state how it was determined.

[✓]Check the box if any part of the fee is offset as provided by the Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,837.81
Form or Registration Number:	Schedule TO-T
Filing Party:	Companhia de Bebidas das Américas - AmBev
Date Filed:	12-28-07

This Rule 13E-3 Transaction Statement (this “Transaction Statement”) is filed by Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa” or the “Company”). This Transaction Statement relates to the offer by Companhia de Bebidas das Américas – AmBev (“AmBev” or the “Offeror”) to purchase any and all outstanding Class A Shares and Class B Shares (including Class B Shares held as American Depositary Shares (“ADSs”)) of the Company that are not owned by AmBev or its affiliates upon the terms and subject to the conditions set forth in the Offer to Purchase, including all schedules thereto, and in the related Letters of Transmittal filed by the Offeror on December 28, 2007 (which, as amended or supplemented from time to time, together constitute the “Offer to Purchase”).  The information set forth in the Offer to Purchase and in the Schedule TO-C filed by the Offeror on December 26, 2007, is, where specified herein, expressly incorporated by reference in response to items of this Transaction Statement, and is supplemented by the information specifically provided herein.  Capitalized terms defined in the Offer to Purchase and used herein without definition shall have the meanings specified in the Offer to Purchase.

FORWARD-LOOKING STATEMENTS

This Transaction Statement , the documents incorporated by reference and the documents to which Quinsa refers contain statements that are or may constitute forward-looking statements. These statements appear throughout this Transaction Statement and include statements regarding our intent, belief or current expectations, including but not limited to any statements concerning:

•	our corporate strategy;

•	our expectations regarding our future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure;

•	our development of new products;

•	the demand for beer, soft drinks and water;

•	the supply and availability of barley and malt;

•	trends affecting our financial condition or results of operations;

•	our future performance;

•	our dividend policy;

•	possible future repurchases of our stock;

•	the future impact of competition and regulation;

•	political and economic conditions in the countries in which we or our affiliates operate or may operate in the future;

•	any statements preceded by, followed by or that include the words “believes”, “expects”, “predicts”, “anticipates”, “intends”, “estimates”, “should”, “may” or similar expressions; and

•	other statements contained or incorporated by reference in this Transaction Statement regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	uncertainties relating to political and economic conditions in Argentina and the other countries of Latin America where we conduct our business;

•
the rate of inflation and exchange rate risks, particularly, increases in the exchange rate of the Argentine peso or of the local currencies of other countries in which we operate, against the U.S. dollar;

•	restrictions on the ability to exchange local currencies in the markets where we do business into hard currencies;

•	the adoption of a restrictive currency transfer policy in the countries where we conduct our business; and

•	the nature and extent of future competition in our principal markets.

Due to extensive and rapid changes in laws as well as economic and business conditions in most of the countries where Quinsa owns assets, it is difficult to predict the impact of such changes on Quinsa’s financial condition. You should not place undue reliance on such statements, which speak only as of the date that they were made. Quinsa’s independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered together with any written or oral forward-looking statements that Quinsa may issue in the future. Quinsa does not undertake any obligation to release publicly any revisions to forward-looking statements contained in this Transaction Statement to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For all these forward-looking statements, Quinsa claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

ITEM 1. SUMMARY TERM SHEET.

The terms of the Offer are described by the Offeror and set forth under “Summary Term Sheet” in the Offer to Purchase, which, except for the paragraph following the question “What does the Company’s Board of Directors Recommend Regarding the Offer?”, is incorporated herein by reference.

The information incorporated by reference is supplemented as follows:

WILL QUINSA DELIST ITS STOCK IF THE AMBEV OFFER IS SUCCESSFUL?

AmBev has indicated that it plans for Quinsa to apply to delist the remaining non-tendered ADSs from the NYSE and the remaining non-tendered Class A shares and Class B shares from the LSE, and to terminate the ADS facility and, as and when permitted by applicable law and regulation, the registration of the Class B shares under the Exchange Act.  While these actions require the approval of Quinsa’s Board of Directors, shareholders should be aware that AmBev controls all appointments to Quinsa’s board.

WHAT DOES THE COMPANY’S BOARD RECOMMEND WITH RESPECT TO THE OFFER?

The Company’s Board has determined unanimously that the Offer is fair to the Company’s shareholders other than AmBev and its affiliates and recommends that these shareholders tender all of their shares in the Offer.  See “Item 7. Purposes, Alternatives, Reasons and Effects” and “Item 8. Fairness of the Transaction”.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) The name of the subject company is Quilmes Industrial (Quinsa), Société Anonyme.  The address of Quinsa’s registered and principal executive offices is 84, Grand Rue L-1660 Luxembourg, Grand-Duchy of Luxembourg. Quinsa’s telephone number is (352) 47 38 85.  Quinsa’s authorized representative in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.  The information set forth in the Offer to Purchase in Section 8 (“The Offer - Certain Information Concerning the Company and the Offeror”) is incorporated herein by reference.

      (b) As of January 11, 2008, the Company had issued and outstanding 609,923,950 Class A Shares and 47,188,974 Class B Shares (including Class B Shares held as ADSs) net of shares held by the Company in treasury and unissued shares.

      (c) The information set forth in the Offer to Purchase in Section 6 (“The Offer - Price Range of Shares and ADSs; Dividends”) is incorporated herein by reference.

The following information relating to the trading prices of the Company’s Class A Shares, Class B Shares and ADSs supplements the information provided in Section 6 (“The Offer- Price Range of Shares and ADSs; Dividends) of the Offer to Purchase.

	Price per Class A share		Price per Class B share		Price per ADS
	High	Low	High	Low	High	Low
November 2007	$2.78	$2.76	$28.60	$27.50	$68.00	$64.00
December 1 – 21, 2007[1]	$3.35	$2.85	$33.53	$28.50	$68.05	$66.59

As of the close of trading on January 11, 2008, the trading price on the LSE of Class A Shares and Class B Shares was $4.04 per Class A share and $38.80 per Class B share and the trading price on the NYSE of the ADSs was $81.90 per ADS.

      (d) The information set forth in Section 6 (“The Offer - Price Range of Shares and ADSs; Dividends”) in the Offer to Purchase is incorporated herein by reference.

      (e) Not applicable.

      (f)  Not applicable.

___________
1December 21, 2007 was the last full trading day before AmBev’s announcement of the Offer.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The name, business address and business telephone number of Quinsa, which is the subject company and the entity filing this statement, are set forth above under Item 2.  Quinsa’s Internet address is www.quinsa.com.  Information contained on Quinsa’s website does not constitute a part of this Transaction Statement.  The website address is an inactive text reference and is not intended to be an actual link to the website.

      (b) The information set forth in the Offer to Purchase in Section 8 (“The Offer – Certain Information Concerning the Company and the Offeror”) is incorporated herein by reference.  During the last five years, Quinsa has not been convicted in a criminal proceeding or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (c) The information set forth in the Company’s Annual Report on form 20-F for the year ended December 31, 2006 (the “2006 Form 20-F”) in Item 6 (“Directors, Senior Management and Employees –Directors and –Senior Management”) and in the Offeror’s Annual Report on form 20-F for the year ended December 31, 2006 in Item 6 (“Directors, Senior Management and Employees – A. Directors and Senior Management”) is incorporated herein by reference.  Effective December 31, 2007, Mr. Gustavo Castelli resigned as Chief Financial Officer of the Company.  Effective as of January 1, 2008, Mr. Miguel Gómez Eiriz was elected as the new Chief Financial Officer of the Company.  Prior to becoming Chief Financial Officer of Quinsa, Mr. Gómez Eiriz served as general manager of Cervecería Boliviana Nacional S.A., a subsidiary of Quinsa in Bolivia, since 2003.  He also served as chief financial officer of BAESA, general manager of Paraguay Refrescos S.A. and controller of Quinsa.  He joined the Company in 1990.  Mr. Gómez Eiriz holds a CPA degree from the Catholic University of Argentina.  During the last five years, none of the current directors or executive officers of the Company have been convicted in a criminal proceeding or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  According to the Offer to Purchase, during the last five years, none of the current directors or executive officers of the Offeror have been convicted in a crinimal proceeding or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. TERMS OF THE TRANSACTION.

      (a) The terms of the Offer are described by the Offeror in the Offer to Purchase, and the information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

      -     Summary Term Sheet;

      -     Section A (“Special Factors - Purpose of the Offer; Certain Effects of the Offer”);

      -     Section D (“Special Factors - United States Federal Income Tax Consequences”);

      -     Section E (“Special Factors - Luxembourg Income Tax Consequences”);

      -     Section 1 (“The Offer - Number of Shares”);

      -     Section 2 (“The Offer - Procedures for Tendering Shares and ADSs”);

      -     Section 3 (“The Offer - Withdrawal Rights”);

      -     Section 4 (“The Offer - Purchase of Shares and ADSs and Payment of Purchase Price”);

      -     Section 10 (“The Offer - Interest of Directors and Executive Officers”); and

      -     Section 13 (“The Offer - Extension of the Tender Offer; Termination; Amendment”).

The information incorporated by reference is supplemented as follows:

Interests of Quinsa’s Directors.  As of January 11, 2008, Dunvegan S.A., an AmBev subsidiary that also is a Quinsa director, owned 230,920,000 Class A shares and 12,000,000 Class B shares, which represent approximately 36.97% of the Company’s outstanding voting shares as of that date and approximately 32.44% of the Company’s total equity capital.  Except for Dunvegan S.A., as of January 11, 2008, none of Quinsa’s directors and none of its executive officers held any Class A shares or Class B shares (including ADSs), or any option to acquire any such shares.  Based on Quinsa’s records and on information provided to it by its directors, executive officers and subsidiaries, neither Quinsa or any of its affiliates, subsidiaries nor, to the best of its knowledge, any of its directors and executive officers, nor any associate of any of the foregoing, has effected any transaction involving Class A shares or Class B shares or ADSs during the 60 days prior to January 11, 2008.

      (c) None.

      (d) None.

      (e) None.

      (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (a) The information set forth in Item 7 (“Major Shareholders and Related Party Transactions – Related Party Transactions”) of the 2006 Form 20-F is incorporated herein by reference.  During 2007, the transactions between the Company and related parties were substantially of the same type and with the same related parties as disclosed in the 2006 Form 20-F.  The amounts of these related party transactions for 2007 are not yet available to the Company; however, the Company estimates that there will be no material increase in the aggregate amount of these related party transactions in 2007 as compared to the comparable transactions for 2006.

      (b) The information set forth in Section 9 (“The Offer -  Past Contacts, Transactions, Negotiations and Agreements between AmBev and the Company”) in the Offer to Purchase is incorporated herein by reference.

      (c) The information set forth in Section 9 (“The Offer - Past Contacts, Transactions, Negotiations and Agreements between AmBev and the Company”) in the Offer to Purchase is incorporated herein by reference.

      (e) The information set forth in Section 9 (“The Offer - Past Contracts, Transactions, Negotiations and Agreements between AmBev and the Company”) and 10 (“The Offer - Interest of Directors and Executive Officers”) in the Offer to Purchase is incorporated herein by reference.

The information incorporated by reference is supplemented as follows:

Except as otherwise set forth in the Offer to Purchase or the 2006 Form 20-F, neither Quinsa nor, to the best of its knowledge, any of its affiliates, directors or executive officers is a party to any contract, arrangement, understanding or relationship with any person relating, directly or indirectly, to the Offer or with respect to the Company’s securities including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or the giving or withholding of proxies or authorizations.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (b) and (c)(1) through (8) The Offeror describes its use of the securities acquired and its plans in the Offer to Purchase.  The information set forth in the Summary Term Sheet and in Sections A (“Special Factors - Purpose of the Offer; Certain Effects of the Offer”) and 8 (“The Offer - Certain Information Concerning the Company and the Offeror”) in the Offer to Purchase is incorporated herein by reference.

      ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

      (a) through (c) The information set forth in the Offer to Purchase in Section A (“Special Factors - Purpose of the Offer; Certain Effects of the Offer - Plans for the Company”) is incorporated herein by reference.

The information incorporated by reference is supplemented as follows:

Purpose of the Offer. According to the Offer to Purchase, the purpose of the Offer is to acquire any and all of the outstanding Class A shares and Class B shares of the Company (including Class B shares held as ADSs) that are not owned by AmBev or its affiliates.  According to the Offer to Purchase, the acquisition transaction has been structured as a cash tender offer and the Offeror did not consider any alternatives to the Offer.  The Offeror did not discuss with Quinsa, its management or its directors the terms of the Offer or any other acquisition transaction prior to announcing the Offer.

Recommendation.  Quinsa’s Board of Directors (the “Board”) has determined unanimously to recommend that all of the Company’s shareholders other than AmBev and its affiliates tender their shares in the Offer.  The reasons for this recommendation, the factors taken into account by the Board, and the effect of the Offer on the Company and the Company’s shareholders are described in “Item 8. Fairness of the Transaction”.

Plans for the Company.  While the implementation of AmBev’s plans to delist the Company’s Class A shares and the Company’s Class B shares from the LSE, to delist the ADSs from the NYSE, to terminate the ADS facility and, as and when permitted by applicable law and regulation, to terminate the registration of the Class B shares under the Exchange Act will require the approval of the Board, shareholders should be aware that AmBev controls all appointments to the Board.

      (d) The information set forth in the Offer to Purchase in the Summary Term Sheet, and in Sections A (“Special Factors - Purpose of the Offer; Certain Effects of the Offer”), D (“Special Factors - United States Federal Income Tax Consequences”) and E (“Special Factors - Luxembourg Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.

      ITEM 8. FAIRNESS OF THE TRANSACTION.

      (a) through (f) The information set forth in the Offer to Purchase in the Summary Term Sheet, in Sections B (“Special Factors - Position of the Offeror Regarding Fairness of the Offer”), F (“Special Factors - Reports, Opinions, Appraisals and Negotiations”), and 9 (“The Offer - Past Contracts, Transactions, Negotiations and Agreements between AmBev and the Company”) and “Opinion of Citigroup Global Markets Inc. as Financial Adviser to the Company’s Board of Directors in connection with the Offer” and “Presentation by Citigroup Global Markets Inc. to the Board of Directors of the Company on January 14, 2008” (attached hereto as Exhibits (c)(i) and (c)(ii), respectively) is incorporated herein by reference.

The information incorporated by reference is supplemented as follows:

Background of the Offer

During the week prior to AmBev’s announcement that it intended to make the Offer, representatives of AmBev informed certain members of Quinsa’s management that AmBev was considering entering into discussions with certain of Quinsa’s shareholders with respect to the possibility of AmBev making a tender offer for the Quinsa shares not owned by AmBev and of such shareholders agreeing to tender their shares in the offer.  AmBev did not disclose to Quinsa any proposed terms of the possible offer and did not request any information from Quinsa or solicit any recommendation or advice from Quinsa or the Board.

On December 21, 2007, AmBev announced that its board of directors had approved a plan to make the Offer and that Arnhold and S. Bleichroeder Advisers, Punch Card Capital and Duma Capital Partners (collectively, the “Shareholder Group”) had agreed to sell their shares, totaling a 3.22% economic interest in Quinsa.

On December 28, 2007, AmBev commenced the Offer.

Purpose and Effects of the Offer

AmBev has indicated in the Offer to Purchase that its purpose and plan is to acquire all of the Quinsa shares and ADSs that it does not already own and thereafter for Quinsa to delist its Class A shares and its Class B shares from the LSE, to delist its ADSs from the NYSE, to terminate its ADS facility and, as and when permitted by applicable law and regulation, to terminate the registration of the Class B shares under the Exchange Act.  If AmBev purchases shares or ADSs pursuant to the Offer, the liquidity of the Class A shares not tendered in the Offer may be substantially reduced and the liquidity of the Class B shares and the ADSs not tendered in the Offer will be substantially reduced.  The Shareholder Group is obligated under the terms of its agreements with AmBev to tender all of the shares it owns (as of January 4, 2008, approximately 43% of the Class B shares not owned by AmBev and its affiliates) in the Offer.  Consequently, even if no other Class B shares were tendered, there would be an over 40% reduction in the market liquidity of the Class B shares.  Moreover, unless the Shareholder Group breaches its obligations under its agreements with AmBev or certain other customary conditions fail to be satisfied, AmBev is obligated to buy the Shareholder Group’s shares even if the Offer is terminated and no shares are purchased thereunder.

The agreements between AmBev and the Shareholder Group prohibit members of the Shareholders Group from purchasing Quinsa shares for a period of five years from the date of the sale of their shares to AmBev.  Based on filings on Schedule 13D made by the Shareholder Group, it appears that members of the Shareholder Group have been active buyers of the Company’s shares.  Upon the closing of the transactions contemplated by the agreements between the Shareholder Group and AmBev, these shareholders may no longer act as buyers for shares held by shareholders who elect not to tender their shares in the Offer.

It is a decision of the Board to delist the Class A shares and the Class B shares from the LSE, to delist the ADSs from the NYSE, to terminate the ADS facility and, as and when permitted by applicable law and regulation, to terminate the registration of the Class B shares under the Exchange Act, and shareholders should be aware that AmBev controls all appointments to the Board.  If Quinsa’s shares and ADSs are delisted from the LSE and the NYSE, there may be no organized trading market for the Company’s securities.  Delisting of the ADSs from the NYSE and termination of the registration of the Class B shares under the Exchange Act would terminate the Company’s obligation to publicly disclose financial and other information regarding its business, its obligation to have independent directors on the Board, its obligation to maintain an audit committee and its obligation to comply with the Sarbanes-Oxley Act, certain requirements of Luxembourg law and other rules and regulations.

Except as described in the Offer to Purchase and in this Statement, Quinsa has no plans, proposals or negotiations which relate to or would result in (i) any significant change in the working conditions of the employees of the Company or its subsidiaries, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company, (iv) any material change in the Company’s present dividend policy, or (v) any other material change in the Company’s business.

Position of Quinsa Regarding the Offer

The Board met on December 28, 2007 and again on January 14, 2008 to consider the Offer.

The December 28 Meeting

Promptly after AmBev’s press release dated December 21, 2007, the Board began a process to put itself in a position to advise its shareholders on the Offer and to recommend whether shareholders should tender their shares in the Offer.

On Friday, December 28, 2007, the Board met to review the announcements made by AmBev with respect to the Offer as reflected in AmBev’s press releases dated December 21, 2007 and December 28, 2007 and to select and engage a financial adviser and legal counsel to advise the Board in connection with its consideration of the Offer.  All of the directors were present.  The Board reviewed a proposal from Citigroup Global Markets Inc. (“Citigroup”) that, among other matters, disclosed Citigroup’s engagement by the Board in connection with the tender offer made by AmBev for the Company’s shares in 2007 and the engagements of Citigroup by AmBev and its affiliates.  The Board reviewed the fact that, in 2007, it had concluded that Citigroup’s prior relationships with AmBev as of that time did not impair Citigroup’s judgment or ability to render a fairness opinion to the Board.  In particular, the Board reviewed that it had previously considered the past relationship between Citigroup and AmBev, including the fact that Citigroup had prepared a report in 2006 on behalf of AmBev, and that it also had considered the nature of that relationship, the identity of the persons involved, the scope of the overall relationship between Citigroup and AmBev as compared to those existing between AmBev and other investment banking firms having the expertise to provide the service being requested of Citigroup, and the terms upon which Citigroup was prepared to render its services.  At the December 28 meeting, the Board reviewed the nature and scope of each engagement or relationship entered into between Citigroup and AmBev since the time of the Board’s prior analysis including the fact that Citigroup had acted as a joint bookrunner in a $161 million international bond issuance by an AmBev subsidiary in July 2007.  The board also discussed Citigroup’s extensive prior knowledge of the Company, its expertise in the Company’s industry and its experience in advising the Board.  After taking all of these factors into consideration, the Board determined to retain Citigroup.  The Board also decided to retain Davis Polk & Wardwell, as U.S. counsel, and Elvinger, Hoss & Prussen, as Luxembourg counsel, in connection with the Offer.

The January 14 Meeting

On January 14, 2008, the Board met to review the Offer. All of the directors were present. The Board reviewed and discussed the terms of the Offer.

Following this discussion, Citigroup, the financial institution selected by the Board to act as its financial adviser in connection with the Offer, made a presentation to the Board reflecting the valuation analysis that Citigroup had done for purposes of evaluating the Offer and delivering to the Board an opinion with respect to the fairness, from a financial point of view, of the consideration proposed to be paid in the Offer. After completing its presentation, Citigroup delivered to the Board its written opinion, dated January 14, 2008, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in the opinion, (i) the consideration offered to holders of Class A shares in the Offer is fair, from a financial point of view, to the holders of Class A shares and (ii) the consideration offered to holders of Class B shares (including those held in the form of ADSs) in the Offer is fair, from a financial point of view, to the holders of Class B shares, in each case other than AmBev and its affiliates. A summary of Citigroup’s written opinion is set forth below.

Recommendation of the Board of Directors of the Company

After careful consideration and discussion, at the January 14, 2008 meeting, the Board unanimously:

(a) determined that the Offer is fair to the Company’s shareholders other than AmBev and its affiliates; and

(b) decided to recommend that shareholders tender their shares in the Offer.

Reasons for the Board’s recommendation

In unanimously determining that the Offer is fair and recommending that shareholders tender their shares in the Offer, the Board considered a number of factors, including, but not limited to, the factors described below:

•
Citigroup’s financial presentation and analysis, including its opinion, dated January 14, 2008, to the Board as to the fairness from a financial point of view (as of the date of the opinion) of the consideration offered to holders of Class A shares and Class B shares (including those represented by ADSs) in the Offer, as more fully described in the section below under the heading “Opinion of Citigroup Global Markets Inc.”, which financial presentation and analysis was adopted by the Board;

•	The Offer price is the result of an arms length negotiation between AmBev and three of the Company’s largest shareholders, none of whom are affiliated with AmBev;

•
As of December 21, 2007, the last full trading day before AmBev’s announcement of the Offer, to Quinsa’s knowledge, the Offer price represented the highest price per share ever paid for the Company’s stock in an open market transaction on either the NYSE or the LSE or in a privately negotiated transaction since the Company has been listed on the LSE and the NYSE;

•
The Offer price represents a premium of 21.25% over the last reported ADS price, 21.16% over the last reported Class B share price and 21.27% over the last reported Class A share price on December 21, 2007, the last full trading day before AmBev’s announcement of the Offer;

•
As of December 21, 2007, the last full trading day before AmBev’s announcement of the Offer, the Offer price represented a 4.05% premium over the then highest reported price for the ADSs on the NYSE ($78.09 on July 9, 2007);

•
As of December 21, 2007, the last full trading day before AmBev’s announcement of the Offer, the Offer price represented a 9.78% premium over the then highest reported trading price for the Company’s Class B shares on the LSE ($37.00 on April 3, 2007);

•
As of December 21, 2007, the last full trading day before AmBev’s announcement of the Offer, the Offer price represented a 4.10% premium over the then highest trading price ever recorded for the Company’s Class A shares on the LSE ($3.90 on March 29, 2007);

•	The Offer price falls within the range of fairness under each valuation methodology employed by Citigroup;

•
There is limited market liquidity for the Company’s shares and this liquidity will be reduced as a result of the terms of the agreements between AmBev and the Shareholder Group because, with limited exceptions, these agreements require the Shareholder Group to sell its shares to AmBev even if no shares are tendered pursuant to the Offer and prohibit the Shareholder Group from buying the Company’s shares for five years;

•	The members of the Board who are not employees of AmBev and its affiliates have unanimously agreed with the actions taken by the Board as a whole;

•	The Board retained counsel not affiliated with AmBev to represent it in connection with its consideration of the Offer;

•
AmBev has indicated that it has plans for Quinsa to delist the Class A shares and the Class B shares from the LSE, to delist the ADSs from the NYSE, to terminate the ADS facility and, as and when permitted by applicable law and regulation, to terminate the registration of the Class B shares under the Exchange Act.  If these actions are taken, there may not be any organized trading market in which shareholders who elect not to tender their shares may later dispose of their shares.  Accordingly, the Board therefore concluded that the Offer represents a good opportunity for the Company’s shareholders other than AmBev and its affiliates to tender their shares in the Offer;

•	Shareholders who wish to retain an investment in Quinsa may do so by investing the proceeds of the Offer in AmBev or InBev;

•
The Offer provides the Company’s shareholders who are considering selling their Class A shares or Class B shares with the opportunity to sell their shares at the Offer price without incurring the transaction costs typically associated with market sales; and

•	The consideration to be paid to the Company’s shareholders consists entirely of cash.

When assessing the conclusions and recommendations of the Board contained in this Statement, shareholders should be aware that the Board is comprised of seven persons all of whom have been appointed by AmBev and that the AmBev controlled Board appoints all of the members of the

Company’s senior management.  Of these directors, (i) three are related to AmBev (either as employees, officers, directors or subsidiaries of AmBev), (ii) three are independent (as such term is defined under the Sarbanes Oxley Act of 2002) and (iii) one director is a former officer of AmBev.  All of these directors participated in the analysis and review of the Offer and voted in favor of determining that the Offer is fair, from a financial point of view, to the Company’s shareholders other than AmBev and its affiliates and in recommending that its shareholders tender their shares in the Offer. The Board decided not to establish a special committee for the purposes of evaluating the fairness of the Offer or engaging in any negotiations with AmBev.  No such action is required by Luxembourg law.

The directors of the Company who are employees or nominees of AmBev, may have divided loyalties. As directors their obligation is to act in the best interest of the Company and its shareholders. However, as AmBev employees or nominees, these directors may have loyalties to AmBev as well. Shareholders should take this potential for divided loyalties into account in assessing the Board’s recommendation with respect to the Offer.

When evaluating the Offer and the recommendation of the Board with respect to it, shareholders also should be aware that, while the Company retained counsel different from counsel representing AmBev to provide separate legal advice to the Company and its directors in connection with the Offer, counsel to Quinsa did not report to the independent directors separately or to persons unaffiliated with AmBev and counsel to Quinsa did not engage, on behalf of the Company’s minority shareholders, in any independent negotiations with AmBev or AmBev’s counsel regarding the transaction or the Offer price.  Furthermore, counsel to Quinsa did not participate in negotiations between AmBev and the Shareholder Group.

The Offer price was determined by AmBev and the Shareholder Group, without consultation with the Board or Quinsa.  None of Quinsa, the Board or any or their respective representatives made any effort to negotiate any increase in the Offer price.  Quinsa did not consider any alternatives to the Offer.

The Board considered the fact of the absence of a special committee of directors, the facts relating to the legal representation of the Company and the Board, the absence of negotiations with AmBev and the absence of the consideration of alternatives before reaching its conclusion as to the fairness of the Offer and making its recommendations to shareholders. The Board concluded that, in view of the Offer price, the fact that the Offer price was the result of an arms length negotiation between AmBev and the Shareholder Group and considering the information available to the Board as set out above, it did not need to take any of these additional steps in order to reach its conclusion as to the fairness of the Offer.

The Board determined the Offer to be fair to the unaffiliated shareholders by (i) engaging independent financial advisors for the purpose of delivering a fairness opinion, (ii) obtaining unanimous approval of the Offer by the independent directors of the Board, and (iii) considering the fact that the Offer price was the result of an arms length negotiation between AmBev and the Shareholder Group.

The foregoing discussion of the factors considered by the Board in connection with the transaction is not intended to be exhaustive but is believed to include all material factors considered by it. The Board did not assign any specific weights to the factors listed above. Rather, its fairness determination and recommendation to shareholders was made after consideration of all of the foregoing factors as a whole.

Certain Projections

Summary Financial Projections — In Nominal US$ Million

The table below sets forth a summary of the financial projections prepared by the Company’s management for fiscal years 2008 through 2017.2  These projections were provided by the Company’s management to Citigroup to assist Citigroup in its analysis.

	Projected Fiscal Year Ending December 31,										08E-17E
	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR(%)

Net Revenues	$1,521.1	$1,635.6	$1,746.1	$1,805.3	$1,866.2	$1,927.8	$1,988.3	$2,049.2	$2,113.4	$2,179.6	4.1%
COGS	626.3	662.7	711.2	737.4	765.0	791.9	819.7	847.1	876.6	907.0	4.2%
SG&A	333.1	337.9	333.7	342.8	347.9	355.5	362.2	373.1	383.2	392.4	1.8%
EBITDA	$561.8	$635.0	$701.1	$725.2	$753.3	$780.4	$806.5	$829.0	$853.6	$880.2	5.1%
Depreciation and Amortization	58.8	74.6	88.7	102.0	115.0	127.3	138.6	149.4	160.3	171.5	12.6%
EBIT	$503.0	$560.4	$612.4	$623.2	$638.3	$653.1	$667.8	$679.6	$693.3	$708.7	3.9%
Capex	173.8	216.9	182.4	201.4	189.9	177.4	163.5	160.2	165.2	171.5	(0.1%)
Revenue Growth		7.5%	6.8%	3.4%	3.4%	3.3%	3.1%	3.1%	3.1%	3.1%
EBITDA Growth		13.0%	10.4%	3.4%	3.9%	3.6%	3.3%	2.8%	3.0%	3.1%
EBIT Growth		11.4%	9.3%	1.8%	2.4%	2.3%	2.3%	1.8%	2.0%	2.2%
EBITDA Margin	36.9%	38.8%	40.2%	40.2%	40.4%	40.5%	40.6%	40.5%	40.4%	40.4%
EBIT Margin	33.1%	34.3%	35.1%	34.5%	34.2%	33.9%	33.6%	33.2%	32.8%	32.5%
Cash & Equivalents	$396.3	$260.2	$319.3	$232.7	$169.4	$119.4	$139.3	$176.6	$220.1	$268.6
Loans and Financing	179.0	141.6	106.8	75.1	44.2	0.0	0.0	0.0	0.0	0.0
Net Debt	(217.3)	(118.6)	(212.5)	(157.6)	(125.2)	(119.4)	(139.3)	(176.6)	(220.1)	(268.6)
Shareholders’ Equity	796.9	813.3	996.8	1,033.8	1,071.7	1,110.4	1,150.1	1,190.7	1,232.1	1,274.5
Total Assets	1,809.6	1,848.1	2,025.6	2,051.7	2,077.1	2,090.9	2,149.5	2,211.3	2,274.5	2,338.1	2.9%

Shareholders should be aware that financial projections used or prepared by the Company’s management are predictions of, or indicate, future events and future trends which do not relate to historical matters and are based on current plans, estimates and projections, and therefore undue reliance should not be placed upon them. Such financial projections involve inherent risks, uncertainties and assumptions.  If these risks or uncertainties ever materialize or the assumptions prove incorrect, or if a number of important factors occur or do not occur, actual results may differ materially from those expressed or implied.

Opinion of Citigroup Global Markets Inc.

Citigroup was retained by the Company to act as financial adviser to the Board in connection with the Offer. In connection with this engagement, at a meeting of the Company’s board of directors held on January 14, 2008 to evaluate the transaction, Citigroup rendered its oral opinion, which was confirmed by delivery of a written opinion dated the same date, to the effect that, as of the date of the opinion and based upon and subject to the considerations and limitations set forth in the opinion, (i) the consideration offered to holders of Class A shares in the Offer is fair, from a financial point of view, to the holders of Class A shares and (ii) the consideration offered to holders of Class B shares in the Offer is fair, from a financial point of view, to the holders of Class B shares, in each case other than AmBev and its affiliates.

The full text of Citigroup’s opinion, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken, is attached hereto as Exhibit (c)(i). The summary of Citigroup’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Class A shares and Class B shares are urged to read the Citigroup opinion carefully and in its entirety.

__________
2Based on proportional consolidation of the stake held by Quilmes International (Bermuda) Ltd. ("QIB") in each operating subsidiary and assuming 100% consolidation of QIB.

Citigroup’s opinion was limited solely to the fairness of the consideration from a financial point of view as of the date of the opinion. Neither Citigroup’s opinion nor the related analyses constituted a recommendation of the Offer to the Board. Citigroup makes no recommendation to any shareholder regarding how such shareholder should vote or act on any matters relating to the Offer.

In arriving at its opinion, Citigroup:

•	reviewed the Offer to Purchase;

•	held discussions with certain senior officers, directors and other representatives and advisers of the Company concerning the business, operations and prospects of the Company;

•
examined certain publicly available business and financial information relating to the Company; examined certain financial forecasts and other information and data relating to the Company, which were provided to or discussed with Citigroup by the Company’s management;

•
reviewed the financial terms of the Offer as set forth in the Offer to Purchase in relation to, among other things, current and historical market prices and trading volumes of Class B shares, and the Company’s historical and projected earnings and other operating data, capitalization and financial condition of the Company;

•	considered, to the extent publicly available, the financial terms of certain other transactions which Citigroup considered relevant in evaluating the Offer;

•
analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citigroup considered relevant in evaluating those of the Company; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citigroup deemed appropriate in arriving at its opinion.

In rendering its opinion, Citigroup assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and upon the assurances of the Company’s management that they were not aware of any relevant information that was omitted or that remained undisclosed to Citigroup. With respect to financial forecasts and other information and data relating to the Company provided to or otherwise reviewed by or discussed with Citigroup, Citigroup was advised by the Company’s management that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. Citigroup assumed, with the Company’s consent, that the Offer will be consummated in accordance with the terms described in the Offer to Purchase, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the Offer. Citigroup has assumed that there are no distinctions between the Class A shares and Class B shares (other than that each Class B share equals 10 Class A shares), and with the Company’s consent has not conducted any investigation with respect to the relative rights applicable to the different classes of shares.

Citigroup did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of the Company, and did not make any physical inspection of the properties or assets of the Company.  Citigroup was not requested to, and it did not, solicit third party indications of interest in the possible acquisition of all or a part of the Company.  Citigroup expresses no view as to, and Citigroup’s opinion does not address, the relative merits of the Offer as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage.  Citigroup also expresses no view as to, and the Citigroup opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of Quinsa or AmBev, or any class of such persons, relative to the consideration offered to the holders of the Class A shares and the Class B shares in the Offer.  Citigroup’s opinion is necessarily based upon information available to Citigroup, and financial, stock market and other conditions and circumstances existing, as of the date of the opinion.

In preparing its opinion, Citigroup performed a variety of financial and comparative analyses, including those described below.  The summary of these analyses is not a complete description of the analyses underlying Citigroup’s opinion.  The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description.  Citigroup arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion.  Accordingly, Citigroup believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Citigroup considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of the Company.  No company, business or transaction used in those analyses as a comparison is identical to the Company, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

The estimates contained in Citigroup’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses.  In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Citigroup’s analyses are inherently subject to substantial uncertainty.

AmBev announced on December 21, 2007 that it entered into stock purchase agreements with three of the Company’s largest shareholders (other than AmBev and its affiliates), representing as of that date approximately a 3.22% economic interest in the Company, to purchase, subject to certain conditions, the outstanding shares held by such shareholders in the Offer.

Citigroup’s opinion was only one of many factors considered by the Board in its evaluation of the Offer and should not be viewed as determinative of the views of the Board or the Company’s management with respect to the consideration payable in the Offer.

The following is a summary of the material financial analyses presented to the Board in connection with Citigroup’s opinion.  The financial analyses summarized below include information presented in tabular format. In order to fully understand Citigroup’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citigroup’s financial analyses.

Fifty-Two Week Trading Range

Citigroup reviewed the historical trading price for the ADRs during the 12-month period ended December 21, 2007, which is the day that AmBev’s board of directors announced (after the closing of the stock market) that it had approved a plan to make a voluntary offer for any and all Class A shares and Class B shares of Quinsa, during which period the range of closing per ADR prices in Class B shares equivalent was $32.00 to $40.88.  Citigroup noted that the consideration of $40.625 for each Class B share represented a premium of approximately 21% over the closing per ADR price in Class B shares equivalent on December 21, 2007, which was $33.51, and a premium of approximately 27% over the low closing per ADR price in Class B shares equivalent during the 12-month period.

Comparable Companies Analysis

Citigroup compared financial, operating, stock market information and forecasted financial information for the Company with selected publicly traded companies that operate in the brewing sector.  The selected comparable companies considered by Citigroup were:

Latin American Companies

•	AmBev

•	CCU

•	Grupo Modelo

•	Femsa

International Companies

•	InBev

•	Anheuser Busch

•	Carlsberg

•	Heineken

•	SABMiller

Citigroup derived firm value as a multiple of estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for 2008 for the Company and each of the comparable companies.  Citigroup calculated firm value as (a) equity value, based on the per share price and fully diluted shares outstanding as reflected on each company’s latest publicly available information, assuming the exercise of all in-the-money options, warrants and convertible securities outstanding, less the proceeds from such exercise; plus (b) non-convertible indebtedness; plus (c) non-convertible preferred stock; plus (d) minority interests; minus (e) cash and cash equivalents.

Estimated financial data for the selected companies were based on mean estimates as of January 4, 2008 from the Institutional Brokerage Estimate System, a data service that compiles Wall Street research analysts’ estimates, Bloomberg, FactSet and other publicly available information of the selected companies.  Estimated financial data for the Company were based on estimates prepared internally by the Company’s management, referred to as the management estimates, for 2008.

The following chart sets forth the firm value/EBITDA multiples derived by Citigroup, as of January 4, 2008:

Firm Value/ 2008E EBITDA
AmBev	8.5x
CCU	7.7x
Grupo Modelo	7.6x
Femsa	6.9x
Latin American mean	7.7x
InBev	10.3x
Anheuser Busch	8.4x
Carlsberg	7.4x
Heineken	7.1x
SABMiller	6.3x
International mean	7.4x

E = Estimated

Based on the information for comparable companies, Citigroup calculated a range of implied firm values of $3,655 million to $4,699 million and an implied equity value range of $3,752 million to $4,796 million.  This analysis resulted in an implied equity value per Class B share equivalent for the Company of $34.68 to $44.33. Citigroup noted that the consideration of $40.625 per Class B share was within this range.

Precedent Transaction Analysis

Citigroup reviewed publicly available information for 20 completed negotiated (i.e., non-hostile) minority squeeze-out transactions involving publicly traded companies announced from February 2001 through May 2007, with transaction values above $100 million in the United States.  For each selected precedent transaction, Citigroup derived the implied premium paid per share of common stock of the target company relative to: (a) the closing per share price of the target company common stock one day prior to the announcement of the transaction and (b) the closing per share price of the target company common stock four-weeks prior to the announcement of the transaction.

The selected transactions reviewed by Citigroup were (in each case, the target company is listed first, followed by the acquirer):

•	Great American Financial Resources/American Financial Group

•	21st Century Insurance/American International Group Inc.

•	Net Ratings/VNU

•	ev3 Inc./Micro Therapeutics Inc.

•	New Valley Corp./Vector Group

•	7-Eleven Inc./IYG Holdings & SEJ

•	Tipperary Corp./Santos Ltd.

•	Eon Labs Inc./Novartis AG

•	Genencor International/Danisco A/S

•	Cox Communications/Cox Enterprises

•	AMC Entertainment/Investor Group

•	barnesandnoble.com Inc./Barnes & Noble Inc.

•	Ribapharm/ICN Pharmaceuticals

•	International Specialty Prods/Samuel J. Heyman

•	Travelocity.com/Sabre Holdings

•	TD Waterhouse/TD Bank

•	NCH Corp./Investor Group

•	Liberty Financial/Liberty Mutual Ins.

•	Unigraphic Solutions/EDS

•	Westfield America/Westfield America Trust

The following table sets forth the results of these analyses:

	Precedent Transaction Premiums
	Mean	Median
1 Day Prior to Announcement	26.3%	24.9%
4 Weeks Prior to Announcement	27.4%	23.8%

Based on these data and its judgment and experience, Citigroup applied a premium range of approximately 20% to 30% to the closing per ADR price in Class B shares equivalent on December 21, 2007, of $33.51 and to the closing price per ADR price for Class B shares equivalent four weeks prior to the announcement of the proposed transaction of $33.04, and derived an average range of approximately $39.92 to $43.25 for the implied equity value per share of a Class B share equivalent.  Citigroup also applied a premium range of approximately 20% to 30% to the closing per ADR price in Class B shares equivalent on November 7, 2006, one day prior to the announcement by AmBev that its board of directors had approved a plan to make a voluntary offer for any and all Class A shares and Class B shares of Quinsa, of $29.83 and to the closing price per ADR price for Class B shares equivalent four weeks prior to November 7, 2006 and derived an average range of approximately $33.65 to $36.45 for the implied equity value per share of a Class B share equivalent.

Based on these premiums paid analyses, Citigroup noted that the consideration of $40.625 per Class B share was within the range derived by Citigroup for the implied equity value per Class B shares equivalent based on December 21, 2007, which was the day on which the Offer was announced after the closing of the stock market.

Discounted Cash Flow Analysis

Citigroup performed a discounted cash flow analysis to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Company could generate based on the Company’s 2008 budget and on operating and financial projections of the Company’s management for fiscal years 2009 through 2017.  The Company’s operating projections were prepared for each of the countries in which the Company operates and the projections do not include any potential synergies arising from the Offer.  Estimated terminal values for the Company were calculated by applying to the Company’s fiscal year 2017 EBITDA, based on management’s estimates, a range of EBITDA terminal value multiples of 7.5x to 8.5x.  The unlevered, after-tax free cash flows and terminal values were then discounted to present value using discount rates ranging from 10.5% to 11.5%, which discount range was derived taking into account the estimated weighted average cost of capital for the Company utilizing selected data of the Company and certain of the publicly held companies in the brewing sector referred to above under “Comparable Companies Analysis.”  This analysis indicated the following range of implied equity value per Class B share equivalent of the Company:

Implied Price Per Class B share equivalent	$38.22 - $43.69

Citigroup noted that the consideration of $40.625 per Class B share was within the range of implied share prices that resulted from this analysis.

Miscellaneous

Under the terms of Citigroup’s engagement letter, dated December 29, 2007, the Company has agreed to pay Citigroup a fee of $200,000 for delivering its opinion, which fee was payable upon delivery of Citigroup’s opinion.  The Company also has agreed to indemnify Citigroup and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Citigroup has in the past provided services to AmBev unrelated to the Offer, for which services Citigroup received compensation, including, without limitation (1) providing to AmBev a valuation report meeting the requirements of applicable Brazilian corporation law in connection with AmBev’s acquisition in April 2006 from Beverage Associates (BAC) Corp. of Class A shares of the Company; (2) acting as joint bookrunner in a US$161 million international bond issuance by an AmBev subsidiary in July 2007; and (3) acting as joint bookrunner in AmBev’s US$955 million issuance of debentures in Brazil in August 2006.  In addition, Citigroup and its affiliates in the past have provided services to the Company unrelated to the Offer, for which services Citigroup and its affiliates have received compensation, including, without limitation, acting as financial advisor to the Company and rendering a fairness opinion to the Company’s board of directors in connection with AmBev’s voluntary offer in January 2007 to purchase all outstanding Class A shares, Class B shares and ADSs not owned by AmBev and its affiliates.  In addition, Citigroup’s affiliates engaged in the commercial lending business also act as lenders to AmBev, the Company and their respective affiliates, for which services Citigroup’s affiliates receive compensation.  In the ordinary course of business, Citigroup and its affiliates may actively trade or hold the securities of the Company and AmBev for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in those securities.  In addition, Citigroup and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with the Company, AmBev and their respective affiliates.

The Company selected Citigroup as its financial adviser in connection with the Offer based on Citigroup’s reputation, experience and familiarity with the Company and its business.  Citigroup is an internationally recognized investment banking firm which regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

      ITEM 9. REPORTS, OPINION, APPRAISALS AND NEGOTIATIONS.

      (a), (b) and (c) See Item 8 above and the “Opinion of Citigroup Global Markets Inc. as Financial Adviser to the Company’s Board of Directors in connection with the Offer” and “Presentation by Citigroup Global Markets Inc. to the Board of Directors of the Company on January 14, 2008”, attached hereto as Exhibits (c)(i) and (c)(ii), respectively. In addition, the information set forth in the Offer to Purchase in Sections C (“Special Factors - Position of the Company Regarding Fairness of the Offer”) and F (“Special Factors - Reports, Opinions, Appraisals and Negotiations”) is hereby incorporated by reference.

      ITEM 10. SOURCE AND AMOUNT OF FUND OR OTHER CONSIDERATION.

     (a) The sources and amount of funds is described by the Offeror in the Offer to Purchase.  The information set forth in Section 7 (“The Offer – Source and Amount of Funds”) in the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

      (c) The Company has paid Citigroup $200,000 for delivering its opinion.  The Company has also agreed to pay the fees of its legal advisers, Davis Polk & Wardwell and Elvinger, Hoss & Prussen, which are expected to be $450,000.  No other fees or expenses have been paid or are payable by the Company in connection with this transaction.  The information set forth in Section 14 (“The Offer - Fees and Expenses”) is incorporated herein by reference.

      (d) Not applicable.

ITEM 11.   INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

(a) and (b) The information set forth in Sections 8 (“The Offer – Certain Information Concerning the Company and the Offeror”), 9 (“The Offer – Past Contracts, Transactions, Negotiations and Agreements between AmBev and the Company) and 10 (“The Offer - Interest of Directors and Executive Officers”) in the Offer to Purchase is incorporated herein by reference.  See the information included in response to Item 4 above.

      ITEM 12. THE SOLICITATION OR RECOMMENDATION.

      (d) Except as set forth in this Transaction Statement and Section 8 (“The Offer – Certain Information Concerning the Company and the Offeror”) in the Offer to Purchase, as of January 11, 2008, none of Quina’s directors, Quinsa’s executive officers, or AmBev or its affiliates own any Class A shares or Class B shares (including ADSs).  AmBev and its affiliates (including Dunvegan S.A.) will not, directly or indirectly, tender any Class A shares or Class B shares or ADSs pursuant to the Offer.

      (e) The information set forth in Section B (“Special Factors - Position of the Offeror regarding fairness of the Offer”) is incorporated herein by reference.

See the information set forth in response to Item 8 above.

       ITEM 13. FINANCIAL INFORMATION.

      (a) The audited financial statements of Quinsa as of and for the two fiscal years ended December 31, 2005, and December 31, 2006, are hereby expressly incorporated herein by reference to the 2006 Form 20-F, filed with the SEC on September 14, 2007. The unaudited financial information of Quinsa as of and for the six months ended June 30, 2006 and June 30, 2007, is hereby incorporated herein by reference to Quinsa’s Report of Foreign Issuer on Form 6-K/A, filed with the SEC on August 15, 2007.

Ratio of earnings to fixed charges

	Dec-05	Dec-06	Jun-07
Ratio	6.0	8.2	9.4

Book Value Per Share (as of June 30, 2007)

Book Value per Class A share	0.68
Book Value per Class B share	6.80

      (b) Not material.

      ITEM 14. PERSONS/ ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) The Company retained Citigroup to act as financial advisor to the Board in connection with the Offer.  Under the terms of Citigroup’s engagement letter, dated December 29, 2007, the Company agreed to pay Citigroup a fee of $200,000 for delivering its opinion, which fee was payable upon delivery of Citigroup’s opinion.  The Company also agreed to indemnify Citigroup and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.  See “Item 8. Fairness of the Transaction – Miscellaneous”.  A copy of the written opinion of Citigroup attached hereto as Exhibit (c)(i) is incorporated herein by reference.

The Company has selected Innisfree M&A Incorporated to act as Information Agent in connection with the Offer.  The Information Agent may contact holders of shares by mail, telephone and in person and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward materials relating to the Offer to beneficial owners.  The Information Agent will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

      (b) None.

      ITEM 15. ADDITIONAL INFORMATION

      None.

      ITEM 16. EXHIBITS

(a)(5)(i)	Press Release of the Company dated January 14, 2008.
(c)(i)	Opinion of Citigroup Global Markets Inc. as Financial Adviser to the Company’s Board of Directors in connection with the Offer
(c)(ii)	Presentation by Citigroup Global Markets Inc. to the Board of Directors of the Company on January 14, 2008

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
Date:	January 14, 2008	By:	/s/ Miguel Gomez Eiriz
			Name:	Miguel Gomez Eiriz
			Title:	Chief Financial Officer